SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE

ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

Commission File Number 001-14828

TELEFONICA HOLDING DE ARGENTINA S.A.

(Exact name of Registrant as specified in its charter)

AVENIDA INGENIERO HUERGO 723

(C1107AOH) BUENOS AIRES, ARGENTINA

(Address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices)

9.75% SERIES B NOTES DUE 2007

(Title of each class of securities covered by this Form)

NONE

(Title of all other classes of securities for which a duty to file reports under

Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of beneficial holders who are U.S. persons as of the certification or notice date: 20

Pursuant to the requirements of the Securities Exchange Act of 1934, Telefónica Holding de Argentina S.A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 1, 2004	By:	/S/ JUAN I. LÓPEZ BASAVILBASO

		Name:	Juan I. López Basavilbaso
		Title:	Chief Financial Officer/Director